UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

GRUBBS & ELLIS COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

400095204

(CUSIP Number)

Ronald M. Sanders, Esq.
Colony Capital, LLC
2450 Broadway, 6th Floor
Santa Monica, CA 90404
(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                400095204

1	NAMES OF REPORTING PERSONS

CDCF II GNE Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a) ☐
b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,712,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

6,712,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,712,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.76% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (attached as Exhibit 99.2 hereto) and (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (attached as Exhibit 99.3 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,712,000 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 6,712,000 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.                400095204

1	NAMES OF REPORTING PERSONS

CFI GNE Warrant Investor, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a) ☐
b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,712,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

6,712,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,712,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.76% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (attached as Exhibit 99.2 hereto) and (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (attached as Exhibit 99.3 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,712,000 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 6,712,000 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.                400095204

1	NAMES OF REPORTING PERSONS

Colony Distressed Credit Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a) ☐
b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,712,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

6,712,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,712,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.76% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (attached as Exhibit 99.2 hereto) and (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (attached as Exhibit 99.3 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,712,000 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 6,712,000 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.                400095204

1	NAMES OF REPORTING PERSONS

Colony Capital Credit II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a) ☐
b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,712,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

6,712,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,712,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.76% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (attached as Exhibit 99.2 hereto) and (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (attached as Exhibit 99.3 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,712,000 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 6,712,000 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.                400095204

1	NAMES OF REPORTING PERSONS

ColonyGP Credit II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a) ☐
b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,712,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

6,712,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,712,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.76% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (attached as Exhibit 99.2 hereto) and (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (attached as Exhibit 99.3 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,712,000 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 6,712,000 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.                400095204

1	NAMES OF REPORTING PERSONS

CFI RE Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a) ☐
b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,712,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

6,712,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,712,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.76% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (attached as Exhibit 99.2 hereto) and (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (attached as Exhibit 99.3 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,712,000 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 6,712,000 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

CUSIP No.                400095204

1	NAMES OF REPORTING PERSONS

Colony Financial, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a) ☐
b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,712,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER

6,712,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,712,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.76% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) Pursuant to (i) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (attached as Exhibit 99.2 hereto) and (ii) a Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (attached as Exhibit 99.3 hereto), which are exercisable as of the date of this Schedule 13D for, and represent beneficial ownership of, 6,712,000 shares of Common Stock by each Reporting Person.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 6,712,000 shares of Common Stock that would be issued upon exercise of the Warrants of the Issuer held by the Reporting Persons.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.01 per share (the “Shares”) of Grubb & Ellis Company, a Delaware corporation (the “Issuer”), issuable upon exercise of warrants (the “Warrants”) pursuant to the Warrant Agreements (as defined below).  The principal executive office of the Issuer is located at 1551 North Tustin Avenue, Suite 300, Santa Ana, California 92705.  The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the responses to each item of the Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 2. Identity and Background.

This Statement is being filed jointly by CDCF II GNE Holding, LLC, a Delaware limited liability company; CFI GNE Warrant Investor, LLC, a Delaware limited liability company (collectively the “Warrant Holders”); Colony Distressed Credit Fund II, L.P., a Delaware partnership, in its capacity as managing member of CDCF II GNE Holding, LLC; Colony Capital Credit II, L.P., a Delaware partnership, in its capacity as general partner of Colony Distressed Credit Fund II, L.P.; ColonyGP Credit II, LLC, a Delaware limited liability company, in its capacity as general partner of Colony Capital Credit II, L.P.; CFI RE Holdco, LLC, a Delaware limited liability company, in its capacity as managing member of CFI GNE Warrant Investor LLC; and Colony Financial, Inc., a Delaware Corporation, in its capacity as managing member of CFI RE Holdco, LLC (and collectively with the Warrant Holders, the “Reporting Persons” and each a “Reporting Person”).

The Reporting Persons are making this joint filing pursuant to the agreement (the “Joint Filing Agreement”) attached hereto as Exhibit 99.1, because they may be deemed to be a “group” within the meaning of Section 13 (d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deeded an admission by the Reporting Persons that such a group exists.  Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person.

The principal business of the Warrant Holders is their investment in the Warrants.

The principal business of Colony Distressed Credit Fund II, L.P., Colony Capital Credit II, L.P., Colony GP Credit II, LLC , CFI RE Holdo, LLC and Colony Financial, Inc. is to acquire, originate and manage a diversified portfolio of real estate-related debt instruments.

The principal business address of the Reporting Persons is c/o Colony Capital, LLC, 2450 Broadway, 6th Floor, Santa Monica, CA, 90404.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

On April 15, 2011, in connection with the loan to Grubb & Ellis Management Services Inc., an affiliate of the Issuer (the “Loan”), by ColFin GNE Loan Funding, LLC, pursuant to a Credit Agreement among Grubb & Ellis Management Services, Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor, the Several Lenders from time to time parties thereto, and ColFin GNE Loan Funding, LLC, as Administrative Agent, dated as of April 15, 2011. (the “Credit Agreement”), the Reporting Persons acquired the Warrants exercisable to purchase an aggregate of 6,712,000 Shares of the Issuer, at $0.01 per Share, in addition to any additional warrants received pursuant to the Credit Agreement.  The source of consideration for the Warrants was cash on hand from Colony Financial, Inc. and committed equity investments from Colony Distressed Credit Fund II, L.P.  Copies of the Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011, the Warrant to Purchase 3,3356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (collectively the “Warrant Agreements”), and the Credit Agreement are attached as Exhibit 99.2, 99.3 and 99.4 respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction.

On April 15, 2011 ColFin GNE Loan Funding, LLC entered into the Credit Agreement, pursuant to which the Warrant Holders received the Warrants.  On March 30, 2011 CCA received an exclusivity period of 60 days (the “Exclusivity Period”) pursuant to an Exclusivity Agreement dated March 30, 2011 by and between Grubb & Ellis Company and Colony Capital Acquisitions, LLC (the “Exclusivity Agreement”), which requires the Issuer to work exclusively with CCA and its representatives with respect to a potential transaction to acquire the Issuer (the “Potential Transaction”) and not to, directly or indirectly, solicit or initiate or enter into any discussions or transactions with, reply to or encourage, or provide any information, written or verbal to, any individual, corporation, partnership, or other entity or group (other than CCA and its representatives) concerning the acquisition of the Company or any subsidiary or any equity interest therein or all or any substantial portion of any of their assets, whether through direct purchase, merger, consolidation or other business combination or similar transaction involving the Company or any of its subsidiaries other than assets sold in the ordinary course of business or pursuant to the sale of Daymark Realty Advisors, Inc. or any of its subsidiaries or their respective assets, provided that such sale is undertaken in a process independent from the Potential Transaction with advisors separate from those advisors involved with the Potential Transaction, or any other transaction concerning the acquisition of the Company, and that ethical barriers in respect of advisors with respect to information regarding the aforementioned processes are in place and effective; provided that the Company may notify such individuals, entities or groups that it has entered into an exclusivity arrangement concerning the Potential Transaction.  The Exclusivity Agreement is attached as Exhibit 99.5, and incorporated herein by reference. On April 22, 2011, the Issuer received a letter from C. Michael Kojaian on behalf of Kojaian Ventures, L.L.C., Kojaian Holdings LLC, Kojaian Management Corporation and C. Michael Kojaian (the “Kojaian Investors”), purporting to reserve the Kojaian Investors’ rights as shareholders with respect to restrictions contained in the Exclusivity Agreement.  CCA has informed the Issuer that CCA shall hold the Issuer responsible for any violations of the Exclusivity Agreement made by the Kojaian Investors or any of their affiliates.

One or more of the Reporting Persons or their affiliates intend to have further discussions and other communications with the Issuer regarding the Potential Transaction and may also have discussions and other communications with other persons or entities (including other securityholders of the Issuer) regarding the Potential Transaction or any other transaction(s) involving the Issuer. In the course of such discussions and communications one or more of the Reporting Persons or their affiliates may suggest actions that could result in, among other things: (a) the acquisition by a Reporting Person(s) and/or their affiliates of additional Shares or other securities of the Issuer, or the disposition of Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Persons and their affiliates also intend to review the Reporting Persons’ investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board and management of the Issuer, changes to the composition of the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons and their affiliates, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their affiliates may in the future take such actions and/or pursue such options with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate under the circumstances.

Except to the extent that the Potential Transaction or anything else described in this Item 4 may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their affiliates may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons or their affiliates will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

(b) Number of shares as to which each Reporting Person has:

(i)  sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)  shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)  sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)  shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) There were no transactions in the Shares that were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Pursuant to the Warrant Agreements, the Warrant Holders entered into a Registration Rights Agreement dated as of April 15, 2011 by and between Grubb & Ellis Company and the parties named therein (the “Registration Rights Agreement”), which provides the Warrant Holders with customary demand and "piggy-back" rights.  The Registration Agreement is attached as Exhibit 99.6, and incorporated herein by reference.

The Credit Agreement  allows the affiliate of the Issuer to pay interest due pursuant to the Credit Agreement, in the form of additional warrants.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, the Warrant Agreements attached hereto as Exhibit 99.2 and Exhibit 99.3, the Credit Agreement attached hereto as Exhibit 99.4; the Exclusivity Agreement attached hereto as Exhibit 99.5, and the Registration Rights Agreement attached hereto as Exhibit 99.6 none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to the Shares or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)
99.2	Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (furnished herewith)
99.3	Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (furnished herewith)
99.4
Credit Agreement among Grubb & Ellis Management Services, Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor, the Several Lenders from time to time parties thereto, and ColFin GNE Loan Funding, LLC, as Administrative Agent, dated as of April 15, 2011 (furnished herewith)

99.5	Exclusivity Agreement dated March 30, 2011 by and between Grubb & Ellis Company and Colony Capital Acquisitions, LLC (furnished herewith)
99.6	Registration Rights Agreement dated as of April 15, 2011 by and between Grubb & Ellis Company and the parties named therein (furnished herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2011	CDCF II GNE Holding, LLC
	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Dated: April 25, 2011	CFI GNE Warrant Investor, LLC
	By:	CFI RE Holdco, LLC
	Its:	Managing Member
	By:	Colony Financial, Inc.
	Its:	Managing Member
	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Dated: April 25, 2011	Colony Distressed Credit Fund II, L.P.
	By:	Colony Capital Credit II, L.P.
	Its:	General Partner
	By:	ColonyGP Credit II, LLC
	Its:	General Partner
	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Dated: April 25, 2011	Colony Capital Credit II, L.P.
	By:	ColonyGP Credit II, LLC
	Its:	General Partner
	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Dated: April 25, 2011	ColonyGP Credit II, LLC
	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Dated: April 25, 2011	CFI RE Holdco, LLC
	By:	Colony Financial, Inc.
	Its:	Managing Member

	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

Dated: April 25, 2011	Colony Financial, Inc.
	By:	/s/ Mark M. Hedstrom
Name: Mark M. Hedstrom
Title: Vice President

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith)
99.2	Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CDCF II GNE Holding, LLC dated as of April 15, 2011 (furnished herewith)
99.3	Warrant to Purchase 3,356,000 Shares of Common Stock by and between Grubbs & Ellis Company and CFI GNE Warrant Investor, LLC dated as of April 15, 2011 (furnished herewith)
99.4
Credit Agreement among Grubb & Ellis Management Services, Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor, the Several Lenders from time to time parties thereto, and ColFin GNE Loan Funding, LLC, as Administrative Agent, dated as of April 15, 2011 (furnished herewith)

99.5	Exclusivity Agreement dated March 30, 2011 by and between Grubb & Ellis Company and Colony Capital Acquisitions, LLC (furnished herewith)
99.6	Registration Rights Agreement dated as of April 15, 2011 by and between Grubb & Ellis Company and the parties named therein (furnished herewith)